

Mail Stop 3561

October 5, 2009

Via Facsimile and U.S. Mail

Mr. Michael D. Pruitt
  Chief Executive Officer and Chief Financial Officer
CHANTICLEER HOLDINGS, INC.
4201 Congress Street, Suite 145
Charlotte, North Carolina 28209

> **Re: Chanticleer Holdings, Inc.**
> **Form 10-K/A for the year ended December 31, 2008**
> **Filed September 9, 2009**
> **File No. 0-29507**

Dear Mr. Pruitt:

We have reviewed your supplemental response letter to us dated September 4, 2009 in response to our letter of comment dated August 21, 2009 and have the following comments. We think you should revise your document by filing amendments to the December 31, 2008 Annual Report on Form 10-K and the March 31, 2009 and June 30, 2009 Quarterly Reports on Form 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The amendments should be filed as soon as practicable.

Form 10-K/A (Fiscal Year Ended December 31, 2008)

Report of Independent Registered Public Accounting Firm, page 18

1.   We note the inclusion of the newly inserted fourth paragraph of the audit report pertaining to the impairment of your available-for-sale securities and that such was determined to be other than temporary. Please expand to disclose that the financial statements have been 'restated' as described in Note 3. In this regard, the audit report should indicate the financial statements have been restated. In addition, the face of the financial statements should also indicate that the fiscal year 2008 amounts have been restated.

Financial Statements

Note 3. Restatement, page 31

2.   We have reviewed your response to our prior comments 9 and 10 and note the inclusion of this newly inserted footnote regarding the restatement of your audited financial statements for the recording of the other than temporary impairment loss on your available-for-sale securities. However, please tell us in detail the facts and circumstances that you evaluated and concluded upon in order to determine that your available-for-sale securities were other than temporarily impaired at December 31, 2009. In this regard, please address each of the factors outlined in SAB Topic 5.M and explain why you believe your securities were impaired and that the impairment was other than temporary as of December 31, 2008 rather than a subsequent interim period and/or that such decline in stock price was not considered to be temporary at December 31, 2008.

Form 10-Q (Quarter Ended March 31, 2009), As Amended

Financial Statements
and
Note 3. Restatement, page 9

3.   It appears that you have elected to expense all costs capitalized pursuant to SFAS 141 as of the effective date of SFAS 141(R). If our understanding is correct, the expensing of these costs as of January 1, 2009 should be classified as a current period charge in operating expenses pursuant to FASB ASC 805-10-25-23. Alternatively, you may elect to retroactively expense previously capitalized transaction costs by restating fiscal 2008. In that case, the restatement of the prior period financial statements should be classified as a change in accounting policy. Please revise and advise as appropriate.

4.   We have reviewed your response to our prior comments 9 and 10 and note the inclusion of this newly inserted footnote regarding the restatement of your interim financial statements for the recording of the other than temporary impairment loss on your available-for-sale securities, along with the inclusion of the write-off of deferred acquisition costs. We note that the "As restated" net loss per share is $(0.46) per share, whereas, it appears the statements of operations on page 5 incorrectly discloses a net loss of $(0.17) per share. In addition, the face of the financial statements should also be labeled as "restated." Please revise.

5.   Similarly to that requested for the December 31, 2008 audited financial statements above, please address each of the factors outlined in SAB Topic 5.M and explain why you believe your securities were further impaired and that the impairment was other than temporary as of March 31, 2009 rather than a subsequent interim period and/or that such decline in stock price was not considered to be temporary at March 31, 2009.

Note 4. Investments, page 10

6.   We note your changes made in response to our prior comment 7. Please expand to disclose that you fair valued both the Remodel Auction, Inc. and Breezeplay, Inc. investments at $375,000, and are accounting for these under the cost method. Also, as previously requested, disclose the number of common shares you hold in each of these entities at the most recent balance sheet date.

Controls and Procedures: Evaluation of disclosure controls and procedures (restated), page 19

7.   We note your revisions made in response to our prior comment 15. Please clarify in the last sentence of the first paragraph that your disclosure controls and procedures were not effective as of 'March 31, 2009.' Your current disclosure says 'December 31, 2008.' Please revise.

Form 10-Q (Quarter Ended June 30, 2009)

Note 3. Investments, page 11

8.   We have reviewed your response to our prior comment 18. In the amended June 30, 2009 Quarterly Report on Form 10-Q, to be filed, please expand the note disclosure to include your response regarding the investments in Lifestyle Innovations, Inc. and Edison Nation, LLC (formerly Bouncing Brain Productions, LLC).

Management's Discussion and Analysis

Liquidity and Capital Resources, page 17

9.   Please expand this section to discuss the extension of the $5 million loan
        originally due on May 24, 2009 (held by your investee, Investors, LLC) and the
        business reasons to extend this loan for an additional eighteen months. Also
        discuss the liquidity impact of collectability of your share of this loan. In this
        regard, your disclosure should also include your response to prior comment 19 of
        your response letter to us dated July 10, 2009.

Controls and Procedures, page 19

10.   Please revise this section pursuant to your response to our prior comments 14 and
        15. In addition, updated Exhibits 31 and 32 Certifications should be filed with the
        amended June 30, 2009 Form 10-Q.

****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief